

July 19, 2011

Via Facsimile
Mr. James P. Waters
Chief Financial Officer
The Hillman Companies, Inc.
10590 Hamilton Ave
Cincinnati, OH 45231

> **Re:** **The Hillman Companies, Inc.**
> **Form 10K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 1-13293**

Dear Mr. Waters:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements

Consolidated Statements of Operations, page 48

1. We note your Statement of Operations appears to exclude depreciation and amortization from cost of sales in your determination of gross profit. Please refer to SAB Topic 11:B, and revise your presentation to either include depreciation and amortization as part of cost of sales or remove your presentation of gross profit.

Note 2 – Summary of Significant Accounting Policies

Inventories, page 54

2.   We note your accounting policy for excess and obsolete inventory. Please explain why
        you believe a 24 month period is appropriate for the determination of excess and obsolete
        inventory reserves. Please also tell us what dollar amounts of your inventory have been
        held by the company for a period in excess of one year.

Note 6 – Income Taxes, page 62

3.   Your disclosure indicates a deferred tax asset was recorded for costs that were capitalized
        in connection with the 2010 merger transaction. Please tell us and disclose in future
        filings, the nature of these costs which were capitalized and gave rise to your deferred tax
        asset.

Note 21 – Segment and Geographic Information, page 82

4.   We note your disclosure indicates you have one reportable segment.   Please address the
        following:

        • Please provide us with an analysis in support of your segment conclusions. Please
          refer to ASC 280-10-50 for guidance.

        • Please provide us with a copy of your latest monthly financial reporting package that
          is delivered to your CODM.

        • Provide us with an organizational chart showing all personnel involved in managing
          your organization at the executive and senior management levels, clearly indicating
          the job function and identify your chief operating decision maker (CODM).

        • We assume that you have reporting units below that of your single operating segment
          for the purpose of assessing goodwill. Please tell us about this and provide us with
          proposed disclosures for future filings.

Directors, Executive Officers, and Corporate Governance

Committees, page 102

5.   In future filings, please disclose whether your audit committee has at least one audit
        committee financial expert and provide the accompanying disclosure required by Item
        407(d)(5) of Regulation S-K. Alternatively, please explain to us why you believe it is

appropriate that your board of directors has not determined whether your audit committee includes a member serving as an audit committee financial expert.

Executive Compensation

Compensation Discussion and Analysis

Establishing Compensation Levels

Assessment of Market Data, Peer Comparisons and Benchmarking of Compensation, page 107

6.   We note that you seek to compensate your executives "in a comparable manner to the 50th percentile of…peer group members which include companies of a comparable size with similar products and services within its geographic region." In particular, it appears that you target each of your named executive officer's total cash compensation at the 50th percentile. We also note your disclosure that "Hillman believes that executive base salaries should be targeted at the median of the range of salaries for executives in similar positions and with similar responsibilities at comparable companies." In future filings, please identity the companies that comprise your peer group and disclose where actual total cash compensation and base salary amounts, as well as any other element of compensation, paid to each of your named executive officers fell relative to benchmarked amounts. See Item 402(b)(2)(xiv) of Regulation S-K. In addition, please describe in more detail the role that peer group information and market surveys perform in the setting of your CEO's compensation.

Short Term Compensation Elements

Base Salary, page 107

7.   We note that individual performance serves as one factor in your determination to adjust base salaries. In future filings, please identify the elements of individual performance that your board, compensation committee, and CEO have taken into account in making adjustments to your named executive officers' base salaries. See Item 402(b)(2)(vii) of Regulation S-K.

Grants of Plan-Based Awards Table for Fiscal Year 2010, page 113

8.   Based on your disclosure on page 108 that "if 85% or less of the bonus targets for the applicable year are met, the NEO will not be entitled to receive a bonus," it appears that threshold amounts (amount if 86% of the bonus targets are met) should be disclosed in your grants of plan-based awards table. See Instruction 2 to Item 402(d) of Regulation S-K. Please advise us or revise your disclosure accordingly in future filings.

Annual Performance-Based Bonuses, page 108

9.   We note that 2010 bonus objectives were based in part on personal management objectives. In future filings, please identify the personal management objectives applicable to each of your named executive officers, explain how actual performance relative to these objectives are measured, and disclose what percentage of each named executive officer's personal performance objectives was actually achieved.

10.   We note your disclosure regarding how actual results compared (expressed as a percentage) to the targets under your annual performance-based bonus program. With a view toward disclosure in future filings, please disclose each of your performance targets under this program and indicate precisely where actual results fell relative to these targets. Further, please explain how such results translated into the earned percentage amounts and ultimate payouts made under the program as disclosed on pages 108 and 109, respectively.

Summary Compensation Table, page 112

11.   We note that Mr. Church received amounts for "relocation expenses" in each of the last three fiscal years. Please supplementally explain to us the reason why you have paid Mr. Church these amounts and, to the extent he or any other named executive officer receives amounts for a similar purpose, please provide footnote disclosure explaining the reasons for such payments.

Security Ownership of Certain Beneficial Owners and Management, please 124

12.   In future filings, please clarify your reference to "Purchaser" in the introductory paragraph under this heading or otherwise revise your disclosure to remove this reference.

Certain Relationships and Related Transactions, page 125

13.   We note your disclosure that "employees are not permitted to own financial interest in or hold any employment or managerial position with…one that seeks to do or does business with the company," which appears inconsistent with your disclosure that "All Points leases an industrial warehouse and office facility from companies under the control of the Manns'." Please reconcile this apparent inconsistency for us and revise your disclosure accordingly in future filings.

Exhibits and Financial Statement Schedules, page 127

14.   We note that your exhibit list does not include the following items:
        • Serv-A-Lite Stock Purchase Agreement described on page 2.

- License agreement with KeyWorks referenced on page 4.
- OHCP HM Acquisition Corp. 2010 Stock Option Plan described on page 76.
- Option agreements or a form thereof referenced on page 115.

Please file with your next Exchange Act report the above-referenced exhibits. If you have already filed these agreements, please indicate with which filings you have done so and either file them with or incorporate them by reference into your future Forms 10-K as appropriate. See Item 601(b)(10) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. You may contact Hagen Ganem at (202) 551-3330, or Craig Slivka at (202) 551-3729 if you have questions regarding legal comments. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief